EnzymeBioSystems

A Nevada Corporation

______________________________________________________________________________

16773 W Park Drive, Chagrin Falls, Ohio 44023 Telephone (440) 708-0012

August 19, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Re: EnzymeBioSystems

Registration Statement on Form S-1

File No.: 333-196879

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EnzymeBioSystems, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-196879) to become effective at 4:00 PM Eastern Standard Time on Thursday, August 21, 2014, or as soon thereafter as practicable.

Further, the Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963. Thank you for your assistance and cooperation.

Respectfully submitted,

EnzymeBioSystems

By: /s/ Anushavan Yeranosyan

Anushavan Yeranosyan

Secretary and Treasurer

cc: Thomas C. Cook, Esq.